FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2017

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

2 February 2017

SANTANDER UK GROUP HOLDINGS PLC AND SANTANDER UK PLC

(together "Santander UK")

BOARD CHANGES

As announced by Banco Santander, S.A. on 2 February 2017, Peter Jackson will be stepping down as Head of Banco Santander’s Innovation business with effect from 28 February 2017.  As a result, Santander UK announces that Peter Jackson will be stepping down as a Banco Santander nominated Non-Executive Director of the Company with effect from 28 February 2017.

- Ends -

For media enquiries, please contact:

Andy Smith, Head of Media Relations

Tel: +44 (0) 20 7756 4212

Additional information about Santander UK and Banco Santander

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Santander is among the world’s top banks by market capitalisation. Founded in 1857, Santander had EUR 1.51 trillion in managed funds, 12,400 branches and 190,000 employees at the close of September 2016. In the first nine months of 2016, Santander made underlying profit of EUR 4,606 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 December 2016, the bank serves around 14 million active customers with c20,000 employees and operates through 841 branches (which includes 60 university branches) and 67 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 7 February 2017	By / s / Andrew Honey
(Authorized Signatory)